Mail Stop 4561

September 6, 2006

Lu Jiang'an
President and Principal Executive Officer
Principal Financial Officer and Principal Accounting Officer
Shanghai Yutong Pharma, Inc.
No. 2020 Huqingping Rd.,
Qingpu District,
Shanghai, 201702
China

> **Re:** **Shanghai Yutong Pharma, Inc.**
> **Form 10-SB**
> **Amendment No. 1 filed August 11, 2006**
> **File No. 0-51811**

Dear Lu Jiang'an:

We have reviewed the above filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Description of Business

Products
Qilisheng

1. We note your response to comment 1. Please revise to explain how you calculated "net profits" for purposes of the profit sharing agreement.

2.   In your response to previous comment 3, the meaning of "agency fee" and agency right in the context of the marketing agreement remains unclear. Please revise to clarify. In addition, the agreement filed as Exhibit 2.2 appears to contain additional penalty provisions other than those discussed on page 5 of your filing, for example, we note reference to a 50% of value payment by Shanghai in the event it breaks the terms of the contract. Please revise your disclosure to explain this provision clearly.

Intellectual Property, page 4

3.   In your response to previous comment 5, please tell us the meaning of a "Category 5 Chinese patent medicine" and how it is relevant to your business.

Management Discussion and Analysis

Results of Operations – Consolidated – Six months ended June 30, 2006 to 2005

Operating expenses, page 9

4.   We note the updated disclosure regarding operating expenses for the period ended June 30, 2005 and that such expenses decreased 77% from the previous comparable period. Please quantify the impact of each factor contributing to the decrease in expenses.

Security Ownership of Certain Beneficial Owners and Management, page 11

5.   We note the addition of Lishia Lee to the Beneficial Ownership table and that she currently serves as the company secretary. As such, it appears that the number of directors and executive officers as a group in the table should reflect 4 rather than 3 persons. Please revise the last row of the table accordingly or advise.

Part II – Item 3 Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 16

6.   Please provide a letter, filed as an exhibit, from your former accountant stating whether or not they agree with your disclosures regarding the change in accountants in accordance with Item 304(a)(3) of Regulation S-B.

Recent Sales of Unregistered Securities, page 16

7.   Please expand your disclosure to address the additional conditions in section 903(b) of Regulation S and the applicable facts of your transactions.

Financial Statements as of December 31, 2005 and 2004

Accounts Receivable, page 50

8.   We note your response to our previous comment 24. Please explain your basis in GAAP for offsetting the accounts receivable balance and accounts payable balance under FIN 39. Also, tell us why you chose to reduce sales and cost of good sold if the sales to this customer met the sales criteria of SAB 104 in 2004. In general, please provide a more detailed description of the factors that led to this restatement and provide support for the subsequent accounting adjustments.

9.   Subsequent to the restatement we still note a significant portion of your accounts receivable was reserved for in 2004 and 2005. As such we reissue our previous comment 24.

*   *   *

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

  ·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

  ·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  ·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Direct any questions regarding the accounting comments to Tom Flinn at (202) 551-3469, or Cicely LaMothe, at (202) 551-3413. Direct any other questions to Charito A. Mittelman at (202) 551-3402, or the undersigned at (202) 551-3495.

Sincerely,

Elaine Wolff
Branch Chief

cc (*via facsimile*): Michael Williams